September 24, 2024

Todd Smith
Chief Financial Officer
Wheels Up Experience Inc.
2135 American Way
Chamblee, Georgia 30341

       Re: Wheels Up Experience Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response dated August 29, 2024
           File No. 001-39541
Dear Todd Smith:

       We have reviewed your August 29, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our [Month day, year] letter.

Form 10-K For Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 57

1. We note your response to prior comment 1. Your revenue recognition policy states that if
       Wheels Up arranges for services to be provided by another party as the agent, then revenues are recognized on a net basis in the statement of operations. However, we note you adjust these net revenues to show them on a gross basis in the presentation of your
       non-GAAP measures    Total Private Jet Flight Transaction Value    and
 Total Flight
       Transaction Value.    These non-GAAP measures appear to violate Rule
100(b) of
       Regulation G, since the recognition and measurement principles used to calculate the non-
       GAAP measure are inconsistent with those to be used under GAAP. Please refer to the second bullet point in question 100.04 of the Division's Non-GAAP Financial Measures
       Compliance and Disclosure Interpretations and revise your presentation of these non-
       GAAP measures and disclosures as appropriate. Please address similar issues related to
 September 24, 2024
Page 2

       these non-GAAP measures presented in your Form 10-Q for the quarterly period ended
       June 30, 2024 and Forms 8-K filed on March 7, 2024 and August 8, 2024.


       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation